Consent of Independent Registered Public Accounting Firm

The Board of Directors of
Sentio Healthcare Properties, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-189458) on Form S-3 of Sentio Healthcare Properties, Inc. of our report dated March 21, 2014, with respect to the consolidated balance sheets of Sentio Healthcare Properties, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related financial statement Schedule III, which report appears in the December 31, 2013 Form 10-K of Sentio Healthcare Properties, Inc. and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

March 21, 2014
Orlando, Florida

Certified Public Accountants